[LETTERHEAD OF PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP]

WRITER'S DIRECT DIAL NUMBER
212-373-3078

WRITER'S DIRECT FACSIMILE
212-492-0078

WRITER'S DIRECT E-MAIL ADDRESS
afoley@paulweiss.com

July 26, 2017

VIA EDGAR

Karl Hiller
Branch Chief
Office of Natural Resources
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Canadian Natural Resources Limited Form 40-F for the Fiscal Year Ended December 31, 2016 Filed March 23, 2017 File No. 333-12138

Dear Mr. Hiller,

On behalf of our client, Canadian Natural Resources Limited (the “Company”), we hereby acknowledge receipt of the comment letter dated July 24, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.  On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.
___________________________
Form 40-F for the Fiscal Year Ended December 31, 2016
Audited Annual Financial Statements, Section B, page 1
Independent Auditor’s Report, Section b, page 3

1.
We note that the report of the public accounting firm on page B-3 does not identify nor include a signature of the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please obtain a revised audit report from the public accounting firm that includes these details and file the report in an amendment to your Form 40-F.

Response:  The Company acknowledges the Staff’s letter, and confirms the receipt of an independent auditor’s report in respect of the Company’s consolidated financial statements, and the effectiveness of internal control over financial reporting, for the year ended December 31, 2016, from the accounting firm of PricewaterhouseCoopers LLP. The exclusion of the signature of the accounting firm from the audit report included in the above captioned 40-F represents an edgarization error. The Company will file an amendment to its Form 40-F containing an audit report that bears a signature of the accounting firm in accordance with Rule 2-02 of Regulation S-X.

___________________________

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 212-373-3078.

Very truly yours,

/s/ Andrew J. Foley
Andrew J. Foley

cc:
Joseph Klinko
Securities and Exchange Commission
Kimberly L. Calder
Securities and Exchange Commission
Paul M. Mendes
Canadian Natural Resources Limited
David A. Marshall
Paul, Weiss, Rifkind, Wharton & Garrison LLP